Mindcurrent Inc.

Software | Technology | B2B | App

Redefining personal stress management. For every kind of team. Part AI. Mostly human.

MINDCURRENT.IO BEAVERTON OREGON



World's first AI to reduce stress with personalized recommendations. Self-reporting, biometrics, and rewards help us learn and predict your team's key stressors. Our 5-star rated experts guide each team member through short, private recommendations proven to reduce stress. Join the award-winning solution disrupting a $977B global market.

Sourabh Kothari CEO, CFO, CMO @ Mindcurrent Inc.

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Why you may want to support us...

1. Founders have 3 successful tech exits (incl. IPO), 2 Emmy nominations, and personal experience coaching NFL athletes and CEOs.
2. 2020 Startup Challenge Winner with early investments from Nike executives, City of Beaverton, and successful angel investors.
3. Rated 5 stars on Apple App Store. Backed by research from psychologists, data scientists, and users from 40 countries.

Our Team

AND OUR MAJOR ACCOMPLISHMENTS

Sourabh Kothari
CEO, CFO, CMO
Sales and Marketing leader from Silicon Valley and Wall Street. Executive producer of Emmy-nominated programs.

Drew Brazier
Chief Product & Psychology Officer
Built 2 private coaching practices. Sold over $1M of online learning content. Personally coached NFL athletes and CEOs across the country.

Daniel Cunningham
CTO, CIO, CISO
3 successful tech exits (incl. IPO). Big data fanatic. Organic rancher. Active angel investor.

Why people love us

Sourabh and his team are very focused on key target customers and present their story very effectively to prospects. I have observed the presentations and know contracts will be signed shortly.

See more on Buzz

In the news

5 startups win the Beaverton Startup Challenge - Portland Business Journal
Five startups were named winners of the 2020 Beaverton Startup Challenge and secured spots in the Oregon Technology Business Center incubator. The challenge, in its fifth year, is funded through the city of
December 24, 2019 @ bizjournals.com

Happy? Sad? Study Uses AI to Examine What Affects Our Emotions - Neuroscience News
Summary: Using a smartwatch and new app, participants will track their emotional changes for 45 days. The app, called Mindcurrent, uses artificial intelligence to analyze emotional states and provides
August 8, 2019 @ neurosciencenews.com

Beaverton Basement Launches App Like Fitbit For Your Brain
Basements can be pretty dingy places, with 1970s wood paneling and ping-pong tables. But not this Beaverton basement, where a group of six full-time entrepreneurs has just launched a new app. There's a wet
July 15, 2019 @ opb.org

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The Story of Mindcurrent

What do a performance psychologist, Emmy-nominated storyteller, and multi-exit tech entrepreneur have in common?



Co-Founders Sourabh Kothari (left) and Dr. Drew Brazier (right) in our first office (in Sourabh's basement).

We're helping thousands of users worldwide reduce stress. Using predictive analytics, their own data, and short, personalized recommendations from leading experts.

Why Stress?

When we built our first Mindcurrent prototype everyone thought we were crazy. We heard things like, "stress is too big, pick a niche", or "there are too many factors", or "everyone is different." Turns out our [wise] friends were right. But so were we.

Solving for stress - one user at a time - unlocked a tremendous amount of data and partnership opportunities.

Our early investors include executives from Nike, successful tech angels, and the City of Beaverton. Their collective expertise and networks have allowed us to reach organizations of every size and stress has emerged as a universal factor in performance, retention, culture, and trust.

By quantifying and predicting stress we're uncovering deeper issues while also providing measurement (often for the first time) for other wellness solutions. For example, Nike's Run Club provides fitness programs, Oura provides sleep insights, Headspace provides meditation content, and Noom provides nutrition and diet programs.

All of these wellness solutions are downstream from Mindcurrent. i.e. Once we know what is stressing each user, there are many specialized and fragmented partners to provide specific content and solutions.

Thus, by measuring and managing stress on a personal level, we're enabling individuals and organizations to make important decisions about wellness overall. All while maintaining privacy and improving our machine learning algorithms.

The $977B Problem


Market
Corporate Wellness
$977B Opportunity
Rampant misuse of data by employers and insurance providers
Personal Wellness
$595B Opportunity
Rapid global growth for hardware, services, and digital platforms.

Work stress is estimated to cost US and European companies over $977B each year.

For decades, organizations have been trying to reduce stress to boost retention, performance, creativity, happiness, and trust. But they've never been able to personalize stress reduction so it could work on an individualized basis.

According to the European Agency for Safety and Health at Work (EU-OSHA) and the American Institute for Stress, workplace stress is costing businesses more than $977 billion each year. Yet workplace wellness programs continually put the responsibility for stress reduction entirely on employees - without any reliable means of measurement.

Mindcurrent introduces transparency and accountability for stress across a company, school, or nonprofit by providing personalized recommendations to individual team members *and* management. All while aggregating data anonymously so everyone can see where progress is being made without discrimination.

Fourth Time is a Charm

Our initial prototype got a lot of attention and over half a million views on Facebook and a featured story on OPB/NPR Radio.

> *You can think of the app as a "Fitbit for the brain." Called Mindcurrent, it asks the user a few questions, like how they're feeling. The user then indicates they're stressed, or happy, or depressed, and the app offers short advice videos. The app can also be tweaked to suit a user's unique circumstances. For example, the app tailors advice differently for a parent and a teenager.*

Early adopters gave us a long list of things to fix. Our second prototype brought us closer to our third version, which is currently available on the Apple App Store and Google Play Store.


Stress Awareness
Reflection
Acknowledgement

Initial designs for the new version have received great reviews from consumers and corporate customers.

We designed our fourth version with feedback from our power users and first set of corporate customers. It allows users to capture and categorize stress within seconds and integrate biometrics from their smartwatch for stress pattern predictions.

It also increases the level of personalization for our expert recommendations and introduces a reward system where users are incentivized to check in daily and take simple, quick actions to reduce stress each morning and evening.


Beaverton
Beaverton Challenge Winners
Twenty-five thousand
$25,000
Image: Oregon Technology Business Center, City of Beaverton

Mindcurrent was chosen as a 2020 Beaverton Startup Challenge winner.

The demo for this new version helped us win the 2020 Beaverton Startup Challenge and brought us new corporate customers. We're now working with the City of Beaverton on a pilot for government employees and first responders - who manage an extraordinary amount of stress.

Privacy is critical for these individuals as their personal lives are often as challenging as their chosen professions, as evidenced by alarming rates of anxiety, depression, divorce, and substance abuse.

Our new version also serves as the digital platform for a joint Behavioral Study with the Center for BrainHealth, Brain Performance Institute, and University of Texas at Dallas. 50 students and faculty are tracking their stress with Mindcurrent over 45 days. All participants are contributing biometrics with data from their Apple Watches. When published, this will be one of the largest studies of its kind to determine key stressors affecting life on-campus.

The Only Top-Down *and* Bottom-Up Solution

With thousands of consumer users, we're monetizing Mindcurrent with subscriptions paid by employers, schools, and nonprofits. There is tremendous demand for stress measurement and management and organizations are seeking solutions that protect individual privacy while creating transparency and accountability across their teams.

Mindcurrent is currently the only solution where all employees can see where stress is growing and get personalized recommendations suited to their specific needs.

Every individual gets private, personalized recommendations with action items they're asked to complete within 48 hours. Recommendations differ by the individual's rank and role within the organization and results are aggregated for team members (as a whole) and for management (as a whole). This creates transparency and accountability without identifying anyone on a personal basis.

Recommendations are designed to be quick, easy, and flexible, so users of all ages and backgrounds can make progress every day without disrupting their schedules or making large commitments. This, by design, is how stress can be systematically reduced from one's life.

The combination of ease of use, personalization, and privacy has led to a wide variety of use cases for the new version of Mindcurrent:

- Financial services companies want to use Mindcurrent to get ahead of burnout to avoid hundreds of thousands of dollars spent in key talent replacement.

- Corporate leadership and trainers at consumer goods companies want to use Mindcurrent to boost retention, strengthen collaboration, and improve creativity amongst team members.

- Universities are leveraging Mindcurrent with students and faculty to determine what factors create stress on-campus and at various times throughout the academic year.

- Government leaders are evaluating Mindcurrent for use with employees and police officers, sergeants, and captains.

Why Now?

With early investments from executives at Nike, successful tech angels, and the City of Beaverton, we're poised to grow sales quickly with our new version. This fundraising effort allows us to complete development and deliver the new version to companies, schools, and nonprofits as quickly as possible.

In the growing wellness industry, Mindcurrent is one of the only examples of machine learning being used with complete privacy and protection for each user's data. We monetize through B2B but our mission has always been to serve each individual on a personalized basis.

By measuring and predicting stress we're uncovering deeper issues while creating transparency and accountability for stronger cultures, better retention, and overall happiness.

Join us and our experts as we "do good while doing great" and use technology to predict and personalize stress management on a global scale.

Investor Q&A

– COLLAPSE ALL

ALL

What does your company do?

Mindcurrent uses AI to reduce stress. Recognizing each user's unique pattern our algorithm predicts stress and provides personalized recommendations from leading experts. Users are rewarded for regular, habit-forming usage, and they can redeem or donate rewards to veterans, police officers, or students. Companies, schools, and nonprofit organizations can identify and reduce stressors across their teams without compromising individual privacy.

Where will your company be in 5 years?

Five years from now, we hope to be serving 2 million users globally across 10,000 companies, schools, and nonprofit organizations. 5% of net profits will be donated to charitable organizations. Our algorithm will be used in a wide variety of wellness products and our tagline "Stress Less. Live More." will be its own social impact clothing brand.

Why did you choose this idea?

World's first AI to reduce stress with personalized recommendations. Self-reporting, biometrics, and rewards help us learn and predict your team's key stressors. Our 5-star rated experts guide each team member through short, private recommendations proven to reduce stress. Join the award-winning solution disrupting a $977B global market.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

With countless privacy violations by Amazon, Facebook, and Google, consumers and organizations are seeking private, secure ways to aggregate and act upon meaningful data. And they're willing to pay for it.

Companies, schools, and nonprofits spend billions trying to manage stress without being able to measure it. We now have the AI, machine learning, wearables, and quantitative psychology to personalize recommendations on an individual level with incredible accuracy.

Lower stress creates healthier, happier, focused, creative, and collaborative team members. Increases in productivity and retention rates are extraordinary.

How far along are you? What's your biggest obstacle?

We bootstrapped our way through 3 prototypes and 20,000 beta users in more than 40 countries.

Our fourth prototype won our city's (Beaverton) 2020 Startup Challenge and brought us our first corporate customers.

Our new version incorporates findings from a joint behavioral study we're conducting with the Brain Performance Institute, Center for BrainHealth, and the University of Texas at Dallas, analyzing stress and biometrics data from 50 students and faculty.

While there's a lot of excitement for our new version, we're out of cash. Thus, we're crowdfunding to complete the development and release of our new version and grow our initial corporate customer base.

Who competes with you? What do you understand that they don't?

Nike's Run Club provides fitness programs. Oura provides sleep insights. Headspace provides meditation content. Noom provides nutrition and diet programs.

All of these wellness solutions are downstream from Mindcurrent. i.e. Once we know what is stressing you, there are many specialized and fragmented partners to provide specific content and solutions.

Mindcurrent offers radical transparency for stress awareness matched with personalized accountability and rewards for stress reduction.

We're the only solution aggregating this data across companies, schools, and nonprofits, and providing specialized recommendations for different roles (e.g. management and staff, faculty and students) within each organization.

How will you make money?

Mindcurrent is sold to companies, schools, and nonprofits as a subscription service. Organizations are billed at the end of each month for active subscribers and the monetary value of all rewards redeemed by their users.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Talent ... Mindcurrent's growth and ability to deliver extraordinary customer experiences is dependent on our ability to recruit and develop a larger (future) team. It remains to be seen how effectively we can add team members to support our growth.

Fundraising ... To support our sales growth we will need to diversify our fundraising efforts to match our growth and working capital needs. It remains to be seen how effectively we can raise additional capital.

Privacy ... Mindcurrent is a rare example of an AI company that protects its users privacy, instead of exploiting their data for advertising/other revenues. A cyber attack by a sophisticated adversary could have a damaging impact on our company and the trust of our customers.